18 January 2005

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received yesterday a notification dated 17 January 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the Company’s current issued share capital.